SECURITIES AND EXCHANGE COMMISSSION
                       WASHINGTON, DC 20549


                        FORM 12b-25



                   Commission File Number 1-9819

                                               NOTICE OF LATE FILING

                                                   (Check One):

     [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [ X ] Form 10-Q [ ] Form N-SAR

     For the Period Ended:          March 31, 2000

[   ]  Transition Report on Form 10-K      [   ] Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

     For the Transition Period Ended:


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                          PART I - REGISTRANT INFORMATION

                                                DYNEX CAPITAL, INC.
                                             (Full name of registrant)


                                           10900 Nuckols Road, 3rd Floor
                                            Glen Allen, Virginia 23060
                                      (Address of principal executive office)


                                         PART II - RULE 12b-25 (b) AND (c)

     If subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. [ X ]Yes [ ] No

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

                                         [ X ] Yes   [   ] No

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                        [   ] Yes   [ X ] No



                                                  PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Dynex Capital, Inc. ("Company") is unable to file timely its annual report on Form 10-Q for the quarter ended March 31, 2000 in a timely manner without unreasonable effort or expense. On March 9, 2000, the jury in the litigation in the District Court in Travis County, Texas (the "Court") between AutoBond Master Funding Corporation, AutoBond Acceptance Corporation and the Company returned a verdict in favor of AutoBond Master Funding Corporation and AutoBond Acceptance Corporation in the approximate amount of $69 million. The Court held a hearing on April 17, 2000 and proposed a judgment of approximately $27.0 million, in lieu if the $69 million verdict that the jury rendered earlier. The Court later reduced the proposed verdict to a total of $23.6 million, including prejudgment interest. AutoBond has accepted this judgment. The Court has set a hearing on May 15, 2000 to hear the Company's request to be allowed to post alternative security in the amount of the judgment other than an appeal bond. As a result of the required attendance of senior executive officers of the Company at this hearing, the Company does not have the resources available to complete the Form 10-Q for the quarter ended March 31, 2000 by the prescribed due date of May 15, 2000. The Company anticipates being able to issue the Form 10-Q for the quarter ended March 31, 2000 no later than the fifth calendar day following the prescribed due date.



                                                PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

 Stephen J. Benedetti            804                217-5837
      (Name)                 (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       [ X ]  Yes          [   ]  No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       [ X ]  Yes          [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate state the reasons why a reasonable estimate of the results cannot be made.

     In a press release issued May 9, 2000, the Company reported a net loss of $13.9 million, or $1.22 per common share for the first quarter 2000 compared to a net loss of $969,000, or $0.08 per common share for the first quarter of 1999. The primary reasons for the decrease in earnings for the first quarter of 2000 include $13.4 million of losses related primarily to the sale of investments securities and a decrease in net interest margin resulting from the recent increase in short-term interest rates and a decrease in interest-earning assets.

     Dynex Capital, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                              DYNEX CAPITAL, INC.



                                              /s/ Thomas H. Potts
Date:    May 15, 2000                         By:      Thomas H. Potts
                                                       President